Exhibit 12.1

Thermon Group Holdings, Inc.
Computation of Ratios of Earnings to Fixed Charges
(amounts in thousands of dollars, except ratio data)

	Fiscal Year Ended March 31,
	2013		2014		2015		2016		2017
Earnings
Income from continuing operations before provision for income taxes	$41,550		$32,763		$62,562		$32,366		$19,082
Plus: Fixed Charges
Interest expense and amortization of premiums/discounts	12,907		6,009		4,565		3,840		3,518
Estimated interest component of rental expense (a)	558		773		743		873		967

Total Fixed Charges	$13,465		$6,782		$5,308		$4,713		$4,485
Less:
Income attributable to non-controlling interest	—		—		—		887		473
Pre-tax income from continuing operations available to Thermon Group Holdings, Inc. plus fixed charges	$55,015		$39,545		$67,870		$36,192		$23,094
Ratio of Earnings to Fixed Charges	4.1	x	5.8	x	12.8	x	7.7	x	5.1	x

(a)	The registrant considers one-third of rent expense to be a reasonable estimate of the related interest expense.